Exhibit 5

KPMG LLP	Telephone	(604) 691-3000
Chartered Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Meridian Gold Inc.
We consent to the incorporation by reference in the Registration Statement (No. 33-11337) on Form S-8 of Meridian Gold Inc. of our report dated February 3, 2006 relating to the consolidated balance sheets of Meridian Gold Inc. as at December 31, 2005 and 2004, and the related consolidated statements of operations, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2005, and our comments for U.S. readers on Canada-U.S. reporting differences, which report and comments appear in the 2005 Annual Report to Shareholders of Meridian Gold Inc. included in the annual report on Form 40-F of Meridian Gold Inc. for the fiscal year ended December 31, 2005, and further consent to the use of such report and comments in such annual report on Form 40-F.

Chartered Accountants
Vancouver, Canada
March 27, 2006